NOTICE OF ANNUAL GENERAL MEETING

TO BE HELD ON TUESDAY, JUNE 10, 2008

NOTICE IS GIVEN THAT the annual general meeting (the “Meeting”) of the holders (the “Unitholders”) of trust units (the “Trust Units”) of Enterra Energy Trust (the “Trust”) will be held in the Birch Room of the 5 Calgary Downtown Suites Hotel, 618 – 5th Avenue S.W., Calgary, Alberta, on Tuesday, June 10, 2008 at 10:00 a.m. (Calgary time), for the following purposes:

1.

to receive and consider the financial statements of the Trust for the year ended December 31, 2007 and the auditors’ report thereon;

2.

to appoint the auditors for the Trust for the ensuing year and to authorize the board of directors of Enterra Energy Corp. (“Enterra”) to fix their remuneration as such;

3.

to set the number of directors of Enterra, the administrator of the Trust, to be elected at the Meeting at four;

4.

to elect directors of Enterra for the ensuing year or until their successors are duly elected or appointed; and

5.

to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular dated May 1, 2008, which accompanies this Notice.  The financial statements of the Trust for the year ended December 31, 2007, including the auditors’ report thereon, are included in the Trust’s Annual Report, which will be available at the Meeting and which is available free of charge upon request by contacting info@enterraenergy.com.

Unitholders of the Trust who are unable to attend the Meeting in person are requested to date and sign the enclosed form of proxy and return it in the enclosed envelope.  In order to be valid and acted upon at the Meeting, forms of proxy must be returned to Olympia Trust Company, Suite 2300, 125 - 9th Avenue S.E., Calgary, Alberta, T2G 0P6 not less than 24 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof.

Unitholders of record at close of business on April 28, 2008 (the “Record Date”) will be entitled to vote at the Meeting.  No person acquiring Trust Units after such date is entitled to vote at the Meeting or any adjournment thereof.

Dated May 1, 2008.

By order of the board of directors of Enterra Energy Corp., administrator of Enterra Energy Trust
Signed “Peter Carpenter”
Peter Carpenter
Chairman

MANAGEMENT INFORMATION CIRCULAR

FOR THE ANNUAL GENERAL MEETING OF UNITHOLDERS

TO BE HELD ON TUESDAY, JUNE 10, 2008

SOLICITATION OF PROXIES

This Information Circular is furnished on behalf of management of Enterra Energy Corp. (“Enterra”), in its capacity as administrator of Enterra Energy Trust (the “Trust”) in connection with the solicitation of proxies for use at the annual general meeting (the “Meeting”) of the holders (the “Unitholders”) of trust units (the “Trust Units”) of the Trust to be held in the Birch Room of the 5 Calgary Downtown Suites Hotel, 618 – 5th Avenue S.W., Calgary, Alberta, on Tuesday, June 10, 2008 at 10:00 a.m. (Calgary time), and at any adjournment thereof for the purposes set forth in the Notice of Annual General Meeting.  Unless otherwise noted, the information in this Information Circular is given as of May 1, 2008.

The Trust has outstanding one type of security that entitles holders to vote generally at meetings of Unitholders, being Trust Units.  Each Trust Unit outstanding at the close of business on April 28, 2008 (the “Record Date”) is entitled to one vote.

Instruments of proxy must be received by Olympia Trust Company, 2300, 125 – 9th Avenue S.E., Calgary, Alberta, T2G OP6, not less than 24 hours before the time for the holding of the Meeting or any adjournment thereof.  Olympia Trust Company (“the Trustee”) has fixed the Record Date for the Meeting at the close of business on April 28, 2008.  Only Unitholders of record as at that date are entitled to receive notice of the Meeting.  Unitholders of record will be entitled to vote those Trust Units included in the list of Unitholders entitled to vote at the Meeting prepared as at the Record Date even though the Unitholder has since that time disposed of his or her Trust Units.  No Unitholder who became a Unitholder after the Record Date shall be entitled to vote at the Meeting.

The instrument appointing a proxy shall be in writing and shall be executed by the Unitholder or his attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are directors or officers of Enterra.  Each Unitholder has the right to appoint a proxyholder other than the persons designated, who need not be a Unitholder, to attend and to act on behalf of the Unitholder at the Meeting.  To exercise such right, the names of the nominees of management should be crossed out and the name of the Unitholder’s appointee should be legibly printed in the blank space provided.

NOTICE TO BENEFICIAL HOLDERS OF TRUST UNITS

The information set forth in this section is of significant importance to many Unitholders of the Trust, as a substantial number of the Unitholders of the Trust do not hold Trust Units in their own name. Unitholders who do not hold their Trust Units in their own name (referred to as "Beneficial Unitholders") should note that only proxies deposited by Unitholders whose names appear on the records of the Trust as the registered holders of Trust Units can be recognized and acted upon at the Meeting.  If Trust Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Trust Units will not be registered in the Unitholder’s name on the records of the Trust.  Such Trust Units will more likely be registered under the name of the Unitholder’s broker or an agent of that broker.

In Canada, the vast majority of such Trust Units are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depositary Services Inc., which acts as nominees for many Canadian brokerage firms).  In the United States, the vast majority of such Trust Units are registered under the name of Cede & Co. (the registration name for Depository Trust Company, or DTC, which acts as nominees for many U.S. brokerage firms).  Trust Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder.  Without specific instructions, the brokers/nominees are prohibited from voting Trust Units for their clients.  The Trust does not know for whose benefit the Trust Units registered in the name of CDS & Co. or Cede & Co. are held.  Therefore, Beneficial Unitholders cannot be recognized at the Meeting for the purposes of voting the Trust Units in person or by way of proxy except as set forth below.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of Unitholders’ meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Trust Units are voted at the Meeting.  Often, the form of proxy supplied to a Beneficial Unitholder by its broker is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Services, Inc. (“Broadridge”).  Broadridge typically mails a Voting Instruction Form in lieu of the form of proxy. The Beneficial Holder is requested to complete and return the Voting Instruction Form to them by mail or facsimile. Alternatively the Beneficial Holder can call a toll-free telephone number or use internet access to vote the Trust Units held.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Trust Units to be represented at the Meeting. A Beneficial Unitholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote Trust Units directly at the Meeting as the Voting Instruction Form must be returned as directed by Broadridge well in advance of the Meeting in order to have the Trust Units voted.

REVOCABILITY OF PROXY

A Unitholder who has submitted a proxy may revoke it at any time prior to the exercise thereof.  If a person who has given a proxy attends in person at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Unitholder or his attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the head office of Enterra at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

EXERCISE OF DISCRETION BY PROXY

The Trust Units represented by proxy in favour of management nominees shall be voted on any ballot at the Meeting and, where the Unitholder specifies a choice with respect to any matter to be acted upon, the Trust Units shall be voted on any ballot in accordance with the specification so made.

In the absence of such specification, the Trust Units will be voted in favour of the matters to be acted upon.  The persons appointed under the instrument of proxy furnished by the Trust are conferred with discretionary authority with respect to amendments or variations of those matters specified in the instrument of proxy and Notice of Annual General Meeting.  At the time of printing this Information Circular, management of Enterra knows of no such amendment, variation or other matter.

PERSONS MAKING THE SOLICITATION

The solicitation is made on behalf of management of Enterra, in its capacity as administrator of the Trust.  The costs incurred in the preparation and mailing of this Information Circular and related materials will be borne by Enterra.  In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of Enterra, who will not be specifically remunerated.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Enterra is not aware of any material interest, direct or indirect by way of beneficial ownership of securities or otherwise, of any director, executive officer or nominee for director of Enterra or of any associate or affiliate of any of the foregoing in respect of any matter to be acted on at the Meeting.

VOTING TRUST UNITS AND PRINCIPAL HOLDERS THEREOF

The Trust was formed pursuant to the provisions of a trust indenture dated October 24, 2003 between Luc Chartrand and the Trustee and certain amendments were made to the trust indenture pursuant to an amended and restated trust indenture dated November 25, 2003 and on May 18, 2006 and June 14, 2007 at the last two annual general and special meetings of Unitholders (the “Trust Indenture”).  Pursuant to the Trust Indenture and an administration agreement dated November 25, 2003 between the Trustee and Enterra (the “Administration Agreement”), the Trustee has delegated to Enterra certain matters in respect of the management and administration of the Trust.

The Trust is authorized to issue an unlimited number of Trust Units.  As at May 1, 2008, 61,439,478 Trust Units were issued and outstanding.  At the Meeting, upon a show of hands, every Unitholder present in person or represented by proxy and entitled to vote shall have one vote.  On a poll or ballot, every Unitholder present in person or by proxy has one vote for each Trust Unit of which such Unitholder is the registered holder.

When any Trust Unit is held jointly by more than one person, any one of them may vote at the Meeting in person or by proxy in respect of such Trust Unit, but if more than one of them are present at the Meeting in person or by proxy and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented by proxy whose name appears first in the register of Unitholders maintained by the Trustee is entitled to cast such vote.

To the best of the knowledge of the directors and executive officers of Enterra, there is no person or corporation that beneficially owns, directly or indirectly, or exercises control or direction over Trust Units carrying 10% or more of the voting rights attached to the issued and outstanding Trust Units that may be voted at the Meeting.

The percentage of Trust Units that were owned, directly or indirectly, by all directors and officers of Enterra as of May 1, 2008 as a group was 0.15% ( approximately 91,842 Trust Units).

At the Meeting, a quorum shall consist of two or more persons either present in person or represented by proxy and representing, in aggregate, not less than 5% of the votes attached to all outstanding Trust Units.  If a quorum is not present at the Meeting within one half hour after the time fixed for the holding of the Meeting, it shall stand adjourned to such day being not less than 21 days later and to such place and time as may be determined by the Chairman of the Meeting.  At such Meeting, the Unitholders present either in person or by proxy shall form a quorum.

All of the matters to be considered at the Meeting are ordinary resolutions requiring approval by more than 50% of the votes cast in respect of the resolution by or on behalf of Unitholders present in person or represented by proxy at the Meeting.

MATTERS TO BE ACTED UPON AT THE MEETING1

1.

Appointment of Auditors of the Trust

The Trust Indenture provides that the auditors of the Trust will be selected at each annual meeting of Unitholders.  Accordingly, Unitholders will consider an ordinary resolution to appoint the firm KPMG LLP, Chartered Accountants, Calgary, Alberta, to serve as auditors of the Trust until the next annual meeting of the Unitholders and to authorize the board of directors of Enterra (the “Enterra Board”) to fix the remuneration payable to the auditors.

2.

Set the Number of Directors of Enterra to be Elected at Four

The articles of Enterra provide for a minimum of three directors and a maximum of 15 directors.  The Enterra Board is proposing a slate of four directors and accordingly proposes setting the number of directors of Enterra, the administrator of the Trust, to be elected at four.

3.

Election of the Enterra Board

Unitholders of the Trust are entitled to elect all of the members of the Enterra Board by a vote of Unitholders at a meeting of Unitholders held in accordance with the Trust Indenture.  Following such meeting, the trustees of EECT shall elect the individuals so selected by the Unitholders to the Enterra Board.

The four nominees for election as directors of Enterra are as follows:

Peter Carpenter

Michael Doyle

Vick Dusik

Roger Giovanetto

The information as to shares beneficially owned or over which control or direction is exercised by each nominee has been furnished by the respective nominees individually as of the date of this Information Circular.

Name and Place of Residence	Voting Trust Units	Offices Held and Time as Director	Principal Occupation
Peter Carpenter(2) (5) Ontario, Canada	1,041 Trust Units	Director since May 18, 2006	Senior Partner, Secretary and Treasurer of Claridge House Partners, Inc., a financial advisory firm.
Michael Doyle(1) (3) (4) (5) Alberta, Canada	Nil	Director since December 31, 2007	Chief Executive and a principal in CanPetro International Ltd., a private company active since 1993 in oil and gas production and other investments within Canada and internationally.
Vick Dusik(1) (2) (3) (4) (5) British Columbia, Canada	Nil	Director since February 15, 2008

Chief Financial Officer of Run of River Power Inc., a developer of environmentally friendly energy, since 2007; Vice President, Finance and Chief Financial Officer of Maxim Power Corp., an independent power producer, from 2002 to 2007.

Roger Giovanetto(1) (2) (3) (4) Alberta, Canada	1,041 Trust Units 23,000 Trust Units held through 74305 Alberta Ltd.	Director since May 18, 2006	President of R&H Engineering (1986) Ltd., a metallurgical, materials and corrosion engineering services company, for more than 5 years

(1)

Member of the Audit Committee.

(2)

Member of the Reserves Committee.

(3)

Member of the Compensation Committee.

(4)

Member of the Corporate Governance and Nominating Committee.

(5)

Member of the Special Committee.

Except as noted below, no proposed director

(a)

is, as at the date of this Information Circular, or has been within the last 10 years before the date hereof, a director or executive officer of any company (including Enterra) that, while that person was acting in that capacity:

(i)

was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(a)

has, within the last 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

On March 20, 2000, Niaski Environmental Inc., which Mr. Giovanetto was then a director and insider of, made a proposal to its creditors under the Bankruptcy Act, which was approved by the creditors on April 13, 2000.  On April 12, 2002, Rimron Resources Inc. (then Niaski Environmental Inc.) was involuntarily delisted from the Canadian Venture Exchange.  The Trustee was discharged in May 2001.

In July 2000, cease trade orders were issued by the Alberta, British Columbia and Saskatchewan Securities Commissions against Niaski Environmental Inc., which Mr. Giovanetto was then a director and insider of, for failure to file financial statements. The deficiencies were rectified and the cease trade orders lifted.

On February 23, 2007, Mr. Doyle became a Director and took on the role of Chairman of Vanquish Energy Corp., a private Canadian oil and gas company that was in financial crisis.  Shortly thereafter, he replaced the chief executive officer, and assumed that role in order to better assess and best mitigate damage to all the stakeholders of the company.  After discussion and negotiation with the secured creditor, the company entered into receivership on March 27, 2007.

EXECUTIVE COMPENSATION

The Trustee has generally delegated the significant management decisions of the Trust to the Enterra Board.  In addition, pursuant to the Administration Agreement, Enterra has been appointed the administrator of the Trust and is responsible for the administration and management of all general and administrative affairs of the Trust.  Enterra is not entitled to the payment of a fee for the services provided to the Trust pursuant to the Administration Agreement.

Summary of Executive Compensation

The following table provides a summary of compensation earned during the last three fiscal years ended December 31, 2007, 2006 and 2005 by Enterra’s Chief Executive Officer, Chief Financial Officer and the next three most highly compensated officers of Enterra (collectively, the "Named Executive Officers").  No other executive officer of Enterra received in excess of $150,000 by way of salary, bonuses or other compensation during the fiscal year ended December 31, 2007.

Long-Term Compensation
		Annual Compensation			Awards		Payouts
Name and Principal Position		Salary	Bonus	Other Annual Compensation	Securities Under Options/SARs Granted	Restricted Shares or Restricted Share Units(10)	LTIP Payouts	All Other Compensation
	Year	Cdn($)	Cdn($)	Cdn($)	(#)	Cdn($)	Cdn($)(11)	Cdn($)
Peter Carpenter(1) Chairman of the Board and Interim CEO	2007 2006 2005	149,000 58,850 -	- - -	- - -	- 10,000 -	,6,529 40,709 -	9,805 - -	- - -
Blaine Boerchers(2) Chief Financial Officer	2007 2006 2005	44,551 - -	- - -	- - -	150,000 - -	150,001 - -	- - -	850 - -
John Reader(3) Senior Vice President Corporate Development	2007 2006 2005	265,000 219,211 40,000	76,724 34,980 8,745	17,888 16,766 -	150,000 75,000 30,000	68,688 716,296 -	124,722 19,998 -	5,100 4,650 -
James Tyndall(4) Senior Vice President Operations and Chief Operating Officer	2007 2006 2005	286,000 160,416 -	96,250 40,000 -	25,740 14,437 -	150,000 100,000 -	74,131 1,023,998 -	96,741 - -	4,800 2,600 -
E. Keith Conrad(5) Former President and Chief Executive Officer	2007 2006 2005	333,333 396,000 231,000	275,000 (6) -	- - -	- - 400,000	- - -	375,281 - -	- - -
Victor Roskey(7) Former Senior Vice President and Chief Financial Officer	2007 2006 2005	242,000 173,591 -	165,000 - -	19,.305 12,375 -	- 100,000 -	- 938,183 -	84,045 - -	3,825 3,100 -
Kim Booth(8) Former Vice President and Chief Operating Officer US Operations	2007(9) 2006(9) 2005	241,726 213,068 -	221,741 - -	7,252 6,392 -	- 75,000 -	- 976,964 -	123,016 - -	22,722 19,544 -

(1)

Enterra does not currently have a Chief Executive Officer. Since Mr. Conrad’s resignation on November 27, 2007, Mr. Carpenter has acted in the capacity of a Chief Executive Officer, but he does not receive compensation for this role. Mr. Carpenter’s compensation is provided to him in his capacity as Chairman of the Enterra Board.

(2)

Mr. Boerchers was appointed Chief Financial Officer effective October 29, 2007.

(3)

Mr. Reader was appointed Senior Vice President, Corporate Development on June 8, 2006 after being Vice President Operations and Engineering since October 1, 2005.

(4)

Mr. Tyndall was appointed Senior Vice President Operations and Chief Operating Officer on June 8, 2006.

(5)

Mr. Conrad was appointed President and Chief Executive Officer on June 1, 2005, and resigned as President and Chief Executive Officer effective November 27, 2008.

(6)

A cash bonus of $84,435 was paid to Macon Resources Ltd. (“Macon”) for 2005 in 2006.  Macon is a company wholly owned by Mr. Conrad.

(7)

Mr. Roskey was appointed Senior Vice President and Chief Financial Officer on June 8, 2006, and resigned effective September 30, 2007.

(8)

Ms. Booth was appointed Vice President and Chief Operating Officer, U.S. Operations on March 22, 2006, and resigned effective October 19, 2007.

(9)

Ms. Booth was compensated in US dollars. Her compensation for each year has been converted to Canadian dollars using an exchange rate of  Cdn$1.00 = US$0.94 for 2007 and Cdn$1.00 = US$0.88 for 2006.

(10)

Cumulative total value of grants of restricted units and performance units over a three-year period with respect to restricted units and over a two-year period with respect to the performance units (assuming a payout multiplier of 1:1 with respect to the performance units) under the RUPU Plan as of the grant date.  For a summary of the vesting dates and the value of grants of restricted and performance units per year, please see the table under “Aggregate Restricted and Performance Units Granted in 2007, Vesting Provisions, and Market Value of Grants.”

(11)

Issuances of Trust Units under the RUPU Plan as of December 31, 2007.

On November 23, 2007, Enterra entered into a consulting agreement with Trigger Projects Ltd. (“Trigger Projects”) for the provision of management services by Don Klapko as Senior Executive Management Consultant.  Pursuant to this agreement, Trigger Projects is paid $40,000 per month and a bonus of up to $0.5 million on termination.  The contract expires on May 31, 2008.  During 2007, Enterra paid $50,000 to Trigger Projects under this agreement.

THE OPTION PLAN (“OPTION PLAN”) AND THE RESTRICTED UNIT AND PERFORMANCE UNIT INCENTIVE PLAN (“RUPU PLAN”)

The Trust has two long-term incentive plans: the Option Plan and the RUPU Plan.  The purpose of these plans is to provide officers, directors, consultants and employees of the Trust or any of its subsidiaries with the opportunity to participate in the growth and development of the Trust and its subsidiaries through options or restricted units or performance units and to acquire a proprietary interest in the Trust.

The following constitutes a summary description of the Option Plan and RUPU Plan.

The Option Plan

The Option Plan is administered by the Enterra Board.  Subject to the provisions of the Option Plan, the Enterra Board may from time to time designate directors, officers, employees and consultants of the Trust or any of its subsidiaries to whom options to purchase Trust Units may be granted and the number of Trust Units to be optioned to each.  Subject to the provisions of the Option Plan, the Enterra Board determines the exercise period, the vesting provisions and the terms and provisions of the Trust Unit option agreements.  The Enterra Board also has authority to construe and interpret the Option Plan and all agreements entered into thereunder.  Currently there are 413,339 vested and outstanding options and 549,661 unvested and outstanding options, for a total of ,963,000 options outstanding at May 1, 2008.  Since the inception of the Option Plan and up to May 1, 2008, there have been 3,648,500 options granted.  A total of 636,667 options have been exercised.

The Option Plan permits the Enterra Board to amend or discontinue the Option Plan at any time without the consent of the participants provided that any such amendment does not impair any option previously granted and that such amendment or discontinuance has been approved by the Toronto Stock Exchange (“TSX”).

At its annual meeting held on May 21, 2004, Unitholders of the Trust ratified the approval of the Option Plan by the Enterra Board and approved the reservation of 2,000,000 Trust Units, representing the maximum number of Trust Units that may be issued upon the exercise of Trust Units granted under the Option Plan.  On May 18, 2006, an amendment to the Option Plan allowed the Trust to reserve for issuance up to 10% of the number of Trust Units issued and outstanding (together with Trust Units reserved under any other compensation plan).  On July 4, 2006, an additional 636,667 Trust Units were reserved for issuance.  On June 14, 2007, the Option Plan was amended to specify the types of amendments that are permitted to the Option Plan without Unitholder approval.

The exercise price of options issued under the Option Plan is determined by the Enterra Board in its sole discretion, and cannot be less than the closing trading price per Trust Unit on the last trading day preceding the date of the grant that the Trust Units traded through facilities of the stock exchange on which such Trust Units are then listed.

Any grant of options under the Option Plan is subject to the following restrictions:

(a)

the aggregate number of Trust Units reserved for issuance pursuant to options granted to any one person may not exceed 5% of the outstanding Trust Units (on a non-diluted basis);

(b)

the aggregate number of Trust Units reserved for issuance pursuant to options granted to “insiders” granted pursuant to the Option Plan and other compensation arrangements issued from treasury may not exceed 10% of the outstanding Trust Units (on a non-diluted basis);

(c)

the issuance of Trust Units to “insiders” pursuant to the Option Plan and other share compensation arrangements within a one year period may not exceed 10% of the outstanding Trust Units (on a non-diluted basis); and

(d)

the issuance of Trust Units to any one “insider” and such insider’s associates pursuant to the Option Plan and other share compensation arrangements within a one year period may not exceed 5% of the outstanding Trust Units (on a non-diluted basis).

The aforementioned limits of Trust Units reserved for issuance may be formulated on a diluted basis with the consent of the TSX.

The RUPU Plan

On June 14, 2007, the RUPU Plan was amended to specify the types of amendments that are permitted to the RUPU Plan without Unitholder approval.  Additionally, the Enterra Board approved an amendment of a housekeeping nature to the RUPU Plan on April 30, 2007, with the consent of the TSX.  The purpose of the amendment was to clarify that the aggregate number of Trust Units reserved for issuance may not exceed 10% of the Trust’s issued and outstanding Trust Units under all Trust Unit compensation arrangements.  The amendment also makes the provision consistent with other provisions in the section regarding grants and issuances to insiders.

The RUPU Plan was adopted by Unitholders on May 18, 2006.  On July 4, 2006, the Trust reserved 2,404,492 Trust Units for issuance under the RUPU Plan.  Under the RUPU Plan, the Trust may reserve for issuance up to 10% of the number of Trust Units issued and outstanding (together with Trust Units reserved under any other compensation plan).  Since the inception of the RUPU Plan, there have been 578,992 performance units granted and 1,712,095 restricted units granted for a total of 2,291,087 restricted and performance units granted.  As of May 1, 2008, a total of 283,979 Trust Units pursuant to restricted units granted have been issued.  No Trust Units have been issued pursuant to performance units granted.  As of May 1, 2008, a total of 312,316 restricted units and 300,508 performance units have been cancelled.  As of May 1, 2008 there are 1,115,800 restricted units outstanding and 278,484 performance units outstanding for a total of 1,394,284 restricted and performance units outstanding.

The RUPU Plan is administered by the Enterra Board and specifically by the Compensation Committee (the “Committee”).  The Committee has the authority to exercise all the powers and authorities either specifically granted to it under the RUPU Plan or as are necessary or advisable in the administration of the RUPU Plan, including determining: whether to grant restricted units or performance units; the fair market value of the Trust Units in accordance with, and for purposes of, the RUPU Plan; the service providers (as defined below) to whom, and the time or times at which restricted units or performance units will be granted; the number of Trust Units to be covered by each restricted unit or performance unit; the terms and provisions of Trust Unit grant agreements and all other determinations deemed necessary or advisable.

The restricted units and performance units may be granted to any person, firm or company who is an employee, director or officer of, or consultant or other service provider to, the Trust or any Trust affiliate.

The maximum number of Trust Units issuable pursuant to the RUPU Plan is subject to the following restrictions:

(e)

the aggregate number of Trust Units reserved for issuance pursuant to restricted units and performance units granted to a grantee may not exceed 5% of the outstanding Trust Units (calculated on a non-diluted basis);

(f)

the aggregate number of Trust Units reserved for issuance pursuant to this Plan and other Trust Unit compensation arrangements granted to “insiders” may not exceed 10% of the outstanding Trust Units (calculated on a non-diluted basis);

(g)

the issuance of Trust Units to “insiders” pursuant to the Plan and other Trust Unit compensation arrangements within a one year period may not exceed 10% of the outstanding Trust Units (calculated on a non-diluted basis);

(h)

the issuance of Trust Units to any one “insider” and such insider's associates pursuant to the Plan and other Trust Unit compensation arrangements within a one year period may not exceed 5% of the outstanding Trust Units calculated on a non-diluted basis; and

(i)

the aggregate number of Trust Units reserved for issuance pursuant to this Plan to a director of the Corporation who is not an officer or employee of the Trust or a Trust affiliate is 1% of the issued and outstanding Trust Units (calculated on an undiluted basis).

In determining to whom and the number of restricted units or performance units to be granted, the Committee may take into account: compensation data for comparable benchmark positions among the designated peers; the duties, responsibilities, position and seniority of the grantee; performance measures of the Trust compared with similar performance measures of members of its peer group for the most recently completed fiscal year; the individual contributions and potential contributions of the grantee to the success of the Trust; the base salary and any other compensation (e.g., cash or securities) paid or to be paid to the grantee in respect of his or her individual contributions and potential contributions to the success of the Trust; the fair market value of the Trust Units (the fair market value means the weighted average of the prices that the Trust Units traded on the New York Stock Exchange for five trading days prior) at the time of grant of the restricted units or performance units; and any other factor the Committee, in its sole discretion, deems relevant in connection with accomplishing the purposes of the RUPU Plan.

The Committee will determine the number of restricted units or performance units to be granted and will designate the grant as either a “restricted unit” or a “performance unit.”  A restricted unit is issuable as to one-third of the total granted under the restricted unit, on each of the first, second and third anniversary of the date the restricted unit was granted, or if the Trust Unit grant agreement specifies that the Trust Units issuable under the restricted unit will be issued upon a particular date, on that date.  A performance unit is issuable on the second anniversary of the date the performance unit was granted.

Securities Authorized For Issuance under Equity Compensation Plans**

The following table details all compensation plans under which equity securities of the Trust are authorized for issuance as of December 31, 2007.

Plan Category	Number of Trust Units to be issued upon exercise of outstanding Unit Options or Rights	Weighted-Average Exercise Price of outstanding Unit Options and Rights	Number of Trust Units remaining available for future issuance under Equity Compensation Plans
Equity Compensation Plans Approved by Securityholders(1)	1,474,334	$14.51	N/A
Equity Compensation Plans Approved by Securityholders(2)	1,057,483	N/A	N/A
Equity Compensation Plans Approved by Securityholders(3)	454,171	N/A	N/A
Equity Compensation Plans Not Approved by Securityholders	N/A	N/A	N/A
Total	2,985,988		3,157,601 (4)

(1)

This row contains figures for the Option Plan.

(2)

This row contains figures for restricted units under the RUPU Plan.

(3)

This row contains figures for performance units under the RUPU Plan.

(4)

This number is based on a total of 10% of the outstanding Trust Units allowed under both the Option Plan and the RUPU Plan as of December 31, 2007.

The following tables indicate the option grants, the restricted unit and performance unit grants, the aggregate option exercises and the financial year end option values to the Chief Executive Officer, the Chief Financial Officer and the three most highly compensated executive officers for the most recently completed financial year.

Option Grants during the Most Recently Completed Financial Year

Name	Trust Unit Options Granted (#)	% of Total Options Granted to Employees in Financial Year(1)	Exercise or Base Price ($/option)	Market Value of Trust Units Underlying Options on the Date of Grant ($/security)	Expiration Date
Peter Carpenter	-	-	-	-
Blaine Boerchers	150,000	30.9%	1.65	1.65	November 26, 2011
John Reader	150,000	30.9%	1.65	1.65	November 26, 2011
Jim Tyndall	150,000	30.9%	1.65	1.65	November 26, 2011
E. Keith Conrad	-	-	-	-	-
Victor Roskey	-	-	-	-	-
Kim Booth	-	-	-	-	-

(5)

This percentage was determined based on the total number of options granted to Enterra employees in 2007 (485,000).

Restricted and Performance Unit Grants during the Most Recently Completed Financial Year

Name	Restricted Units Granted(1)/ Performance Units Granted(2) (#)	% of Total Restricted and Performance Units Granted to Employees in Financial Year(3)	Market Value of Trust Units Underlying Restricted Units and Performance Units on the Date of Grant ($/security)
Peter Carpenter	1,187/0	0.07%	$6,529(4)
Blaine Boerchers	64,103/0	4.11%	$150,001(5)
John Reader	42,400/0	2.72%	$68,688(6)
Jim Tyndall	45,760/0	2.94%	$74,131(6)
E. Keith Conrad	-	-	-
Victor Roskey	-	-	-
Kim Booth	-	-	-

(6)

In general ,the restricted unit grants vest as follows: 1/3 of the total one year after the grant date, 1/3 of the total two years after the grant date and 1/3 three years after the grant date.

(7)

The performance unit grant becomes issuable as Trust Units, if certain performance criteria are met, two years after the grant date.

(8)

The aggregate number of restricted units and performance units granted in 2007 was 1,559,018.

(9)

Based on the closing price on the TSX on August 3, 2007 of $5.50.

(10)

Based on the closing price on the TSX on November 26, 2007 of $2.34.

(11)

Based on the closing price on the TSX on October 29, 2007 of $1.62.

Aggregate Restricted Units and Performance Units Granted in 2007, Vesting Provisions, and Market Value of Grants

Name	Restricted Unit Grants	Vesting Provisions(1)	Market Value of Grant on Date of Grant ($)	Performance Unit Grants	Vesting Provisions	Market Value of Grant on Date of Grant ($)	Total
Peter Carpenter	1,187	immediately	6,529	-	-	-	6,529
Blaine Boerchers	21,368 21,368 21,367	October 29, 2008 October 29, 2009 October 29, 2010	50,001 50,001 49,999	-	-	-	150,001
John Reader	42,400	November 26, 2008	68,688	-	-	-	68,688
Jim Tyndall	45,760	November 26, 2008	74,131	-	-	-	74,131
TOTAL							299,349

(12)

Issue date of the restricted units.

Aggregate Trust Unit Options Exercised during the Most Recently Completed Financial Year and Financial Year End Values

Name	Trust Units Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Unit Options at December 31, 2007 Exercisable/Unexercisable (#)	Value of Unexercised in the money Unit Options at December 31, 2007 ($1.15 at close) Exercisable/ Unexercisable ($)
Peter Carpenter(1)	-	-	3,334/6,666	-
Blaine Boerchers(2)	-	-	50,000/100,000	-
John Reader(3)	-	-	120,000/135,000	-
Jim Tyndall(4)	-	-	83,334/166,666	-

(13)

Mr. Carpenter was granted options to purchase 10,000 Trust Units on May 18, 2006.  Of these, 3,334 options vested on May 18, 2007.  None of these options have been exercised.

(14)

Mr. Boerchers was granted options to purchase 150,000 Trust Units on November 26, 2007.  Of these, 50,000 options vested on November 26, 2007.  None of these options have been exercised.

(15)

Mr. Reader was granted options to purchase 150,000 Trust Units on November 26, 2007.  Of these, 50,000 options vested immediately on November 26, 2007.  Mr. Reader was also granted options to purchase 75,000 Trust Units on May 1, 2006 and 50,000 of those options were vested as of December 31, 2007, On January 25, 2005, he was granted options to purchase 30,000 Trust Units.  At December 31, 2007, 20,000 of these had vested.  None of these options have been exercised.

(16)

Mr. Tyndall was granted options to purchase 150,000 Trust Units on November 26, 2007.  Of these, 50,000 options vested on November 26, 2007.  Mr Tyndall was also granted options to purchase 100,000 Trust Units on June 6, 2006 and 33,334 of these options vested on June 6, 2006.  None of these options have been exercised.

Retirement Plans

Neither the Trust, nor any of its subsidiaries, presently has any retirement plans, pension plans or other forms of retirement compensation for its employees.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT

On November 23, 2007, Enterra entered into a consulting agreement with Trigger Projects for the provision of management services by Don Klapko as Senior Executive Management Consultant.  Please refer to the section titled “Summary of Executive Compensation” for details regarding the terms of this agreement.

As at December 31, 2007, the Trust had not entered into executive contracts with any of its executive officers, however, it had entered into employment letters setting the terms of employment for each of the executive officers.  These letter agreements outline the commitment Enterra is prepared to make to its senior management team and indicates its intention to enter into a management contract.  The letter agreements for Mr. Reader and Mr. Tyndall were entered into during 2006 and the letter agreement for Mr. Boerchers was entered into during 2007.

The letter agreement for Mr. Reader provided for an annual base salary of $200,000.  His annual salary was subsequently increased to $250,000 and then to $265,000.  It included a provision for option grants, and restricted unit grants and performance unit grants consistent with those described on page 11 of this Information Circular.  In the event Mr. Reader’s employment is terminated for any reason other than voluntary resignation or just cause, the employment letter stated that Mr. Reader is entitled to severance equal to 12 months.  This was subsequently increased to 18 months.

The letter agreement between Enterra and Mr. Tyndall provided for an annual base salary of $275,000. His annual salary was subsequently increased to $286,000.  It included a provision for option grants, and restricted unit grants and performance unit grants consistent with those described on page 11 of this Information Circular.  In the event Mr. Tyndall’s employment is terminated after completing the first nine months of employment due to a change of control or for reasons other than voluntary resignation or just cause, the employment letter stated that Mr. Tyndall is entitled to a termination payment equal to the greater of 24 months compensation including base salary and health benefits, plus any bonus earned on a pro rata basis or $1,000,000.  Mr. Tyndall also received a signing bonus.

1

Enterra Energy Commercial Trust (“EECT”) is a wholly owned subsidiary of the Trust and holds all of the issued and outstanding voting securities of Enterra.  Pursuant to the EECT Indenture, the trustees of EECT are required to vote the common shares of Enterra on any particular matter in equal proportions to the votes cast by Unitholders.

The letter agreement for Mr. Boerchers provided for an annual base salary of $250,000.  It included a provision for option grants, and restricted unit grants consistent with those described on page 11 of this Information Circular.  In the event Mr. Boerchers’ employment is terminated for any reason other than voluntary resignation or just cause, the employment letter states that Mr. Boerchers is entitled to severance equal to 18 months.

Subsequent to December 31, 2007, Enterra has entered into formal executive contracts with each of the above executive officers, on terms similar to those described above.

COMPENSATION OF DIRECTORS

The Enterra Board is entitled to compensation as directors of Enterra.  From January 1, 2007 to May 1, 2008, compensation for the directors, other than for Mr. Conrad, was as follows:

	Annual Retainer	Directors’ Meeting Fees	Committee Meeting Fees
Chairman of the Board	$45,000	$2,500	$1,000
Director	$30,000	$2,000	$1,000
Committee Chair	N/A	N/A	$1,250

In addition to the above, each member of the Enterra Board is eligible to receive options to purchase Trust Units under the Option Plan and to receive restricted units and performance units under the RUPU Plan.  Members of the Special Committee are paid a monthly fee of $2,000 per month and $1,000 per meeting of the Special Committee.

Trust Options Granted to Directors

No options were granted to directors in 2007.

Restricted Units and Performance Units Granted to Directors

Mr. Amar Pandila received a grant of 3,000 restricted units on June 18, 2007.  This grant was subsequently cancelled upon his resignation on October 26, 2007.

The Trust has no plan for any of its employees or employees of its subsidiaries involving stock appreciation rights.

COMPENSATION OF THE TRUSTEE

The Trustee was reimbursed for costs and expenses incurred during the year ended December 31, 2007.  Compensation is paid to the Trustee for the services it provides as Trustee and as transfer agent and registrar of the Trust.  For the year ended December 31, 2007, the Trustee received approximately $103,536.71 for the services it provided as transfer agent and registrar and $51,000 as Trustee of the Trust.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

Enterra carries directors’ and officers’ liability insurance which, at the date of this Information Circular, had a policy limit of US$30,000,000 for each loss and to a total of US$30,000,000 in aggregate for the policy period.

REPORT OF THE COMPENSATION COMMITTEE

Composition of the Compensation Committee

Enterra has established a Compensation Committee (the “Committee”) currently comprised of three non-management members of the Enterra Board.  The mandate of the Committee is to review and, where appropriate, approve overall budget salary increases for employees, compensation and benefit proposals for officers of Enterra (excluding the Chief Executive Officer), recommendations to the Enterra Board regarding compensation of officers (other than that of the Chief Executive Officer) and incentive compensation and equity-based plans that are subject to the approval of the Enterra Board, goals and objectives relevant to Chief Executive Officer compensation and performance, and compensation disclosure in each year’s Information Circular.

From January 1 to June 14, 2007 the Committee was composed of three members:  R.H. Joe Vidal (Chairman), Roger Giovanetto and Norman W.G. Wallace. Mr. Wallace completed his term on the Enterra Board and the Committee effective June 14, 2007 and on that date, the Enterra Board appointed Amar Pandila as a new member of the Committee.

On October 26, 2007 Mr. Pandila and Mr. Vidal resigned from the Enterra Board, and, consequently, from their positions on the Committee. The Board appointed Mr. Giovanetto as Chairman of the Committee and Mr. Peter Carpenter as a member of the Committee.

On February 28, 2008, the Board appointed Mr. Michael Doyle and Mr. Vick Dusik as members of the Committee and Mr. Carpenter stepped down as a member of the Committee.  From February 28, 2008 to the date of this Information Circular, the Committee has been composed of Mr. Giovanetto (Chairman), Mr. Doyle and Mr. Dusik.

The Trust’s compensation policy with respect to employees and executive officers is to attract and retain individuals of high calibre to serve as employees and officers of the Trust, to motivate their performance in order to achieve the Trust’s strategic objectives and to align the interests of employees and executive officers with the long-term interests of the Unitholders.  These objectives are to ensure that the Trust continues to grow on an absolute basis as well as to grow cash flow and earnings per Trust Unit.  The Trust’s primary compensation policy is to pay for performance and, accordingly, the performance of the Trust and of the Chief Executive Officer of Enterra as an individual are both examined by the Committee.

The Committee does not set specific performance objectives in assessing the performance of the Chief Executive Officer; rather, the Committee uses industry data and its experience and judgment in determining an overall compensation package for the Chief Executive Officer.

Executive officer compensation consists of essentially four components: (a) base salary, (b) annual bonuses, (c) Trust Unit options and (d) restricted units and performance units. Each of the elements of the executive officer compensation is briefly described below.

Base Salaries

In determining salaries, at the start of each year the Committee uses income trust peer surveys to compare the base salaries of the executive officers of Enterra with those of executive officers in the oil and gas industry.  The Committee expects to set the executive officer pay level at the industry average for such positions, while attempting to adjust for the Trust’s size.  Factors looked at in determining peers include total revenue, total assets, free cash flow, total level of capital expenditures, total operating expenses, number of employees and daily production levels on a barrel of oil equivalent basis.  On June 1, 2005, the Trust entered into a Management Agreement with Macon. Accordingly, Mr. Conrad’s services as President and Chief Executive Officer until his resignation on November 27, 2007, were based on the terms of the Management Agreement.

Bonuses

The Committee’s philosophy with respect to executive officer bonuses is to align the issuance of bonuses with the performance of the Trust and the individual. For 2007, the amount of the bonuses paid was set according to Enterra’s current bonus plan, subject to approval by the Committee and the full Enterra Board.

The RUPU Plan and the Option Plan

The Trust’s current primary long-term incentive compensation programs are the Option Plan and the RUPU Plan.  The Committee believes that the Option Plan and the RUPU Plan are one mechanism in which to facilitate the attainment of the Trust’s strategic objectives, and to align the interests of executive officers and employees with the long-term interests of the Unitholders.

Trust Unit Savings Plan

On January 14, 2004, the Enterra Board approved the adoption of a Trust Unit savings plan for Enterra.  The purpose of the Trust Unit savings plan is to provide employees of the Trust with the opportunity to participate in the ownership and growth of the Trust through the purchase of Trust Units in the market.  Each participant in the plan may contribute to the plan a yearly amount not exceeding 9% of such participant’s annual salary.  The Trust matches any participant’s contributions equally.

Presented by the Compensation Committee:

Roger Giovanetto

Michael Doyle

Vick Dusik

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director or executive officer of Enterra, or any associate or affiliate of any of them, is indebted to the Trust or any subsidiary of the Trust.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed below and elsewhere in this Information Circular, management of Enterra is not aware of any material interest, direct or indirect, of any informed person of Enterra or the Trust, director, proposed director or officer of Enterra or any other subsidiary of the Trust, or any known associate or affiliate of these persons, in any transaction since the commencement of the last fiscal year of the Trust or in any proposed transaction that has materially affected or would materially affect the Trust or any of its subsidiaries.

Relationship with Petroflow Energy Ltd.

Petroflow Energy Ltd. (“Petroflow”) is one of the Trust’s strategic partners and has farmed into the Trust’s properties in Oklahoma.  Mr. Conrad, the former President and Chief Executive Officer of Enterra, as a founder of Petroflow, through his wholly owned oil and gas company, Macon, is considered a promoter of Petroflow. During October 2005, the President of Petroflow contacted Mr. Conrad, who at the time was also the Chairman of Petroflow, concerning a possible acquisition of Oklahoma properties. Mr. Conrad reviewed the acquisition in his capacities as Chairman of Petroflow and the President and Chief Executive Officer of Enterra and determined that the acquisition had merit and that a partnership between the Trust and Petroflow would be advantageous for both parties. On November 9, 2005, the acquisition and the farmout to Petroflow were brought to the Enterra Board for consideration and again on December 6, 2005 for approval. On each occasion, Mr. Conrad abstained from voting on the matter. On March 20, 2006, Mr. Conrad resigned as Chairman and as a director of Petroflow. Mr. Conrad, through Macon, remains a significant shareholder of Petroflow owning directly or indirectly approximately 16% of the outstanding common shares. The Enterra Board believes that any of the activities undertaken by Mr. Conrad did not interfere, in any material way, with his ability to act with a view to the best interest of either Enterra or the Trust. Mr. Conrad resigned as Chief Executive Officer and director of Enterra on November 27, 2007 and February 15, 2008 respectively.

A current director, Mr. Roger Giovanetto, on the Enterra Board has reported that he owns directly or indirectly approximately 2% of the outstanding common shares of Petroflow.

The Enterra Board is aware of the conflict of interest and has established a committee (the “Special Committee”) of directors independent of the Trust’s management and which excluded Mr. Conrad and excludes Mr. Giovanetto, to review all material matters related to its business dealings with Petroflow and to approve any material decisions relating thereto. In addition, at each meeting of the Enterra Board, management is required to report on all material matters relating to the business relationship with Petroflow. Day-to-day oversight of the Petroflow farm-in, including decisions related to the specific location and timing of wells, has been delegated to a five person committee consisting of two representatives of Petroflow and three senior managers of the Trust.

Relationship with Macon

Mr. Conrad was not an employee of Enterra.  He provided his services as President and Chief Executive Officer pursuant to a management agreement that Enterra entered into with Macon, which was terminated in November 2007.  Pursuant to the management agreement, Enterra paid fees to Macon of $33,000 per month and provided office space for approximately 12 employees of Macon during the term of that agreement. Of the $0.7 million paid to Macon during 2007, an agreed amount of $0.3 million related to the termination of the contract that otherwise would have run to June 1, 2008.

Macon also provided the services of the Vice President and Chief Financial Officer of Enterra from June 1, 2005 until June 15, 2006 in exchange for a fee of $17,000 per month.

Relationship with Trigger Projects

On November 23, 2007, Enterra entered into a consulting agreement with Trigger Projects for the provision of management services by Don Klapko as Senior Executive Management Consultant.  Please refer to the section titled “Summary of Executive Compensation” for details regarding the terms of this agreement.

Other Management and Director Interests

Ms. Kim Booth, former Vice President and Chief Operating Officer, U.S. Operations, owns working interests ranging from 0.5% to 2.0% in approximately 45 wells on Enterra’s Oklahoma properties.  Ms. Booth owned those interests prior to the acquisition of crude oil and natural gas properties located in Oklahoma.  Ms. Booth is not entitled to additional interests or new interests in any wells drilled on Enterra’s Oklahoma properties.

Mr. W. Cobb (Chip) Hazelrig, a former director of Enterra, has entered into a participation agreement dated March 1, 2006 (the “Participation Agreement”) with Enterra US Acquisitions Inc. whereby Mr. Hazelrig may, subsequent to March 1, 2006, elect to participate with Enterra US Acquisitions Inc. in the drilling of oil and gas wells on lands situated in Alfalfa, Garfield, Grant, Lincoln, Logan, Noble and Payne Counties, Oklahoma.  Upon the drilling of wells that Mr. Hazelrig has elected to participate in, assuming fulfillment by Mr. Hazelrig of his obligations pursuant to the Participation Agreement, including paying his proportionate share of all costs, expenses, responsibilities and liabilities in respect of the acquiring, maintaining and drilling such wells, Mr. Hazelrig will be entitled to an undivided 2.0% of the working interest owned by Enterra US Acquisitions Inc. in and to each of the oil, gas and mineral leases affected by or attributable to such wells.

TRUST PERFORMANCE GRAPH

Units of the Trust began trading on the Toronto Stock Exchange on November 28, 2003.  The following graph and table illustrate changes in cumulative Unitholder return from November 28, 2003 to December 31, 2007 compared to the cumulative total return of the S&P/TSX Composite Index, assuming an initial investment of $100 in Trust Units, with all dividends and distributions reinvested.

	Nov. 28, 2003	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2006	Dec. 31, 2007
ENT.UN	100	116	200	185	103	14
S&P/TSX composite index	100	105	120	149	174	192

CORPORATE GOVERNANCE

General

National Policy 58-201 Corporate Governance Guidelines provides guidance on corporate governance practices. These guidelines, while not mandatory, deal with the constitution of boards of directors and board committees, their functions, their independence from management and other means of addressing corporate governance practices.  National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) mandates that each issuer must disclose, on an annual basis, its approach to corporate governance with reference to the form prescribed by NI 58-101.  Disclosure of the Trust’s corporate governance practices, in Form 58-101F1, is set forth below and relates to the Enterra Board in its own capacity and as the administrator of the Trust.

Please refer to the heading “Audit Committee” in the Trust’s Annual Information Form for the disclosure required by Section 5.1 of Multilateral Instrument 52-110 Audit Committees (“MI 52-110”).

Since the Trust has securities registered in the United States, the Trust is subject to certain provisions of the United States Sarbanes-Oxley Act of 2002 (“SOX”) and related rules and regulations of the U.S. Securities and Exchange Commission (“SEC Rules”) as well as NYSE listing standards and NYSE corporate governance rules (together, “NYSE Standards”).

Board of Directors

The Enterra Board is currently composed of four directors: Peter Carpenter, Michael Doyle, Vick Dusik and Roger Giovanetto.  A majority of directors of the current Enterra board is independent for board membership purposes.  Mr. Carpenter may be considered to not be independent while he has served as Interim Chief Executive Officer.  Messrs. Carpenter, Doyle, Dusik and Giovanetto are considered independent directors pursuant to NI 58-101 and MI 52-110.  Pursuant to MI 52-110, an independent director is one who is free from any direct or indirect relationship that could, in the view of the board of directors, reasonably interfere with a director’s independent judgement.  Pursuant to NYSE Standards, a director that has been an employee of the listed issuer within the last three years is deemed not to be independent.

Common Board Memberships

Mr. Carpenter is currently a director of Gold Point Energy Corp., which trades on the TSX Venture Exchange under the symbol GPE.  Mr. Giovanetto is currently a director of Calstar Oil and Gas Ltd., which trades on the CNQ Exchange under the symbol CALS.  Other than disclosed above, no current director is a member of the board of another reporting issuer.

Meeting of the Enterra Board

The Enterra Board meets at least every quarter for a formal board meeting.  Depending on the level of activity of Enterra, the Enterra Board will meet on an ad hoc basis as necessary to provide input and guidance to management.  At the conclusion of all formal meetings, the non-management directors determine whether an in camera meeting without members of management and non-independent directors present is necessary.  The Enterra Board also conducts meetings without members of management and non-independent directors present on an ad hoc basis.  In addition, to facilitate open and candid discussions among independent directors, the Enterra Board has formed five committees comprised mostly of independent directors.  These committees meet regularly and are permitted to meet independently of non-independent directors and management in accordance with the timing set out in the charters of each committee or as otherwise determined necessary.

Chairman of the Enterra Board

Mr. Carpenter, Chairman of the Enterra Board since October 29, 2007, has served primarily as a non-executive director and in that capacity has met the Enterra Board’s independence standards.  The main functions of the Chairman are to facilitate the operations and deliberations of the Enterra Board.  The Chairman’s key responsibilities include duties relating to setting the Enterra Board meeting agendas, chairing Enterra Board and Unit holder meetings, director development, providing input on potential director candidates and providing feedback to the Chief Executive Officer.

Since November 27, 2007, the Trust has operated without a Chief Executive Officer and Mr. Carpenter has acted as Interim Chief Executive Officer for certain specific undertakings such as approving and signing the Trust’s financial statements.  In this role, Mr. Carpenter could be viewed as having conflicts that reduce his independence.  To manage this situation, Mr. Carpenter stepped down from Enterra’s Audit Committee and guidance to the remaining independent directors has come from the Governance Committee of which Mr. Carpenter is not a member.  Mr. Carpenter has received no additional compensation from Enterra for assuming the Interim Chief Executive Officer role beyond his normal director and Chairman fees.

Attendance

The following table summarizes each current director’s attendance record for 2007.

Director	Number of Enterra Board meetings attended	%	Number of Enterra Committee meetings attended	%
Peter Carpenter	33/34	97%	23/24	96%
Michael Doyle(1)	N/A	N/A	N/A	N/A
Vick Dusik(2)	N/A	N/A	N/A	N/A
Roger Giovanetto	33/34	97%	14/17	82%

(17)

Not applicable, as Mr. Doyle was appointed to the Enterra Board effective December 31, 2007.

(18)

Not applicable, as Mr. Dusik was appointed to the Enterra Board effective February 15, 2008.

Board Mandate

Enterra does not have a specific Board mandate, however, the Enterra Board recognizes and implements its responsibilities and supervisory role through open communication with management and in camera sessions.  The Enterra Board’s principal responsibilities relate to the stewardship of management and are summarized below:

(a)

Strategic planning - the Enterra Board reviews and approves the Trust’s strategic planning process and annual strategic plan in light of management's assessment of emerging trends, the competitive environment, risk issues and significant business practices and procedures;

(b)

Risk management - the Enterra Board (with assistance from the Audit Committee) reviews management reports on material risks associated with Enterra’s businesses and operations, the implementation by management of systems to manage these risks and material deficiencies in the operation of these systems;

(c)

Human resources management - the Enterra Board (with assistance from the Compensation Committee) reviews Enterra’s approach to human resource management and executive compensation, the extent to which senior management fosters a culture of integrity and succession planning for the Chief Executive Officer and key senior management positions;

(d)

Corporate governance - the Enterra Board (with assistance from the Corporate Governance and Nominating Committee) reviews the Trust’s approach to corporate governance, director independence, the Trust's code of ethics and conduct, and policies relating to reputation and legal risk;

(e)

Financial information - the Board (with assistance from the Audit Committee) reviews the Trust's Internal controls relating to financial information, management reports on material deficiencies relating to those controls and the integrity of the Trust’s financial information and systems, including the requirements imposed by the TSX, SOX, SEC Rules and NYSE Standards;

(f)

Communications - the Enterra Board reviews the Trust’s overall communications strategy, measures for receiving Unitholder feedback and compliance with the Trust’s disclosure policy;

(g)

Board committees - the Enterra Board establishes committees and their mandates and requires committee chairs to present a report to the Enterra Board on material matters considered by the committee at the next Enterra Board meeting;

(h)

Director development and evaluation - the Enterra Board (with assistance from management, the Chairman of the Enterra Board and the committees) develops director orientation programs and continuing development programs for directors and evaluates the performance of the Enterra Board, its committees and each director.

Position Descriptions

The Enterra Board has developed a written description for the responsibilities of each committee.  There are no specific written position descriptions for the Chairman of the Board or for the chairs of the committees.  It is generally understood that the chair of each committee is responsible for guiding the committee pursuant to the procedures and guidelines set out in each written committee charter.  Further, it is generally understood that as Chairman, Mr. Carpenter is responsible for the management, development and effective performance of the Enterra Board.  See “Chairman of the Enterra Board” for more information.

Orientation and Continuing Education

At present, Enterra does not provide a formal orientation and education program for new directors.  However, each new director is provided with background material on the Trust the contents of which are determined based on the director’s familiarity with the Trust and its interests.  The materials include the committee mandates and copies of all policies, among other items.  Prior to joining the Enterra Board, potential board members are encouraged to meet with management to inform themselves regarding Enterra’s and the Trust’s business and affairs.  After joining the Enterra Board, management and the Enterra Board provide orientation to new directors as necessary based on the particular needs and experience of each director and the Enterra Board as a whole.

Enterra currently has no specific policy regarding continuing education for directors.  However, each of our current directors is a member of the Institute of Corporate Directors, and is pursuing continuing education through this institution.  Other requests for continuing education by the directors are encouraged and dealt with on an ad hoc basis.

Ethical Business Conduct

The Enterra Board has written policies regarding business conduct, disclosure, confidentiality, and trust unit trading.  The Code of Business Conduct, as amended from time to time, sets out the minimum standards of behaviour required by all Enterra employees, officers, directors and consultants in conducting the business affairs of Enterra and the Trust.  It outlines how to address conflicts of interests, privacy, ethics, communication and confidentiality issues.  The Code of Business Conduct is approved by the Enterra Board and directors on the Enterra Board are expected to comply.  Any waivers from the Code of Business Conduct must be approved by the Enterra Board.  The Insider Trading Policy prescribes rules for insiders and employees with respect to trading in securities of the Trust when there is undisclosed material information or pending material developments with respect to the Trust.  The Disclosure Policy addresses the Trust’s disclosure practices and procedures and outlines the principles guiding the Trust in its disclosure practices and procedures.  A copy of any of the aforementioned policies can be obtained by contacting Enterra at info@enterraenergy.com.

In addition to the guidance provided in the Code of Business Conduct, in accordance with the Business Corporations Act (Alberta), a director or officer who is a party to a material contract or proposed material contract with the Trust or the Trust subsidiaries or is a director or an officer of or has a material interest in any person who is a party to a material contract or proposed material contract with the Trust or the Trust subsidiaries shall disclose to Enterra the nature and extent of the director’s or officer’s interest. In addition, a director shall not vote on any resolution to approve a contract of the nature described except in limited circumstances.

The Audit Committee has adopted a “whistle-blower” policy that is designed to ensure a culture of ethical business conduct.

Nomination of Directors

The Governance and Nominating Committee has responsibility for making recommendations to the Enterra Board regarding composition of the Board, candidates to fill vacancies and succession planning.  The Governance and Nominating Committee currently consists of Mr. Doyle (Chairman), Mr. Giovanetto and Mr. Dusik.

Compensation Committee

The Compensation Committee, as at the date of this Information Circular is composed entirely of independent directors, being Mr. Giovanetto (Chair), Mr. Doyle and Mr. Dusik.  See “Composition of the Compensation Committee” and “Report on Executive Compensation” in this Information Circular.

Other Board Committees

In addition to the Compensation Committee, the Enterra Board also has an Audit Committee, a Reserves Committee, a Corporate Governance and Nominating Committee, and a Special Committee.

Enterra’s Audit Committee consists of Mr. Dusik (Chairman), Mr. Doyle and Mr. Giovanetto, all three being independent and unrelated directors.  The Audit Committee reviews in detail and recommends approval by the Enterra Board of the Trust’s annual and quarterly financial statements, Management’s Discussion and Analysis (“MD&A”) and Annual Information Form; recommends approval of the remuneration of the Trust’s auditors to the full board; reviews the scope of the audit procedures and the final audit report with the auditors, and reviews the Trust’s overall accounting practices and procedures and internal controls with the auditors.

Enterra’s Reserves Committee currently consists of Mr. Giovanetto (Chairman), Mr. Dusik and Mr. Carpenter.  The mandate of the Reserves Committee is to review the selection of an independent evaluator  for undertaking each reserves evaluation as the same may be required from time to time, consider and review the impact of changing independent evaluators and review all matters relating to the preparation and public disclosure of reserve estimates.

Enterra’s Governance Nominating Committee currently consists of Mr. Doyle (Chairman), Mr. Giovanetto and Mr. Dusik.  The mandate of the Governance and Nominating Committee is to recommend to the Enterra Board policies and specific matters respecting (i) policies and procedures of corporate governance; (ii) identifying nominees for the Enterra Board, and (iii) conducting an annual performance review of the directors.  The Enterra Board, through the Governance and Nominating Committee has recommended an annual review process and is in the process of gathering the information and presenting it to the Enterra Board.

Enterra’s Special Committee is comprised of three non-management members of the Enterra Board.  The current members are Mr. Carpenter (Chairman), Mr. Doyle and Mr. Dusik.  The present mandate of the Special Committee is to organize, institute and supervise a process for the development and evaluation of the Trust’s relationship with Petroflow and alternatives for the evolution of this relationship, to review strategic alternatives for the Trust, and to fill the position of President and CEO of Enterra.  The Special Committee reports its findings to the Board and makes such recommendations as the Special Committee considers appropriate.

Other Activities of the Enterra Board

The Enterra Board holds regularly scheduled meetings at least quarterly to perform its responsibilities, including those specific responsibilities delegated to it under the Trust Indenture or adopted by the Enterra Board.

The Enterra Board and its committees have access to senior management on a regular basis as management personnel of Enterra are invited to attend directors meetings as necessary to provide information to facilitate decision-making activities.

ADDITIONAL INFORMATION

Additional information relating to the Trust is on the SEDAR website at www.sedar.com.  Financial information is provided in the Trust’s annual audited comparative financial statements and MD&A for the year ended December 31, 2007.  Unitholders may request to receive a copy of the Trust's complete audited financial statements and MD&A by contacting Investor Relations by email at info@enterraenergy.com, or by phone at (877) 263-0262.

These documents are also available on the Trust’s website at www.enterraenergy.com.

OTHER MATTERS

Enterra knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual General Meeting; however, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

APPROVAL

The contents and sending of this Information Circular have been approved by the Enterra Board, on behalf of the Trust.

DATED MAY 1, 2008.